Courbes Sera Inc. (the "Company") a Delaware Corporation

Financial Statements

For the years ending on December 31st 2023 and 2022.

Courbes Sera, Inc.

Profit and Loss

January - December 2022

Income	
Total Income	
GROSS PROFIT	
Expenses	
Total Expenses	
NET OPERATING INCOME	
NET INCOME	

Courbes Sera, Inc.

Profit and Loss

January - December 2023

	TOTAL		
	JAN - DEC 2023	JAN - DEC 2022 (PY)	CHANGE
Income			
Services	5.00		5.00
Total Income	**$5.00**	**$0.00**	**$5.00**
Cost of Goods Sold			
Cost of goods sold			
Cost of labor - COGS	0.00		0.00
Supplies & materials - COGS	0.00		0.00
Total Cost of goods sold	**0.00**		**0.00**
Total Cost of Goods Sold	**$0.00**	**$0.00**	**$0.00**
GROSS PROFIT	**$5.00**	**$0.00**	**$5.00**
Expenses			
Contract labor	1,550.45		1,550.45
General business expenses	12.79		12.79
Bank fees & service charges	247.00		247.00
Continuing education	997.00		997.00
Memberships & subscriptions	672.81		672.81
Total General business expenses	**1,929.60**		**1,929.60**
Legal & accounting services	49.00		49.00
Legal Fees	821.63		821.63
Professional Services Fees	16,910.00		16,910.00
Total Legal & accounting services	**17,780.63**		**17,780.63**
Meals	200.00		200.00
Meals with clients	278.67		278.67
Travel meals	13.61		13.61
Total Meals	**492.28**		**492.28**
Office expenses	15.45		15.45
Office supplies	821.53		821.53
Shipping & postage	62.60		62.60
Software & apps	123.32		123.32
Total Office expenses	**1,022.90**		**1,022.90**
QuickBooks Payments Fees	25.55		25.55
Research & Development	742.19		742.19
Supplies	310.60		310.60
Supplies & materials	478.96		478.96
Total Supplies	**789.56**		**789.56**

Courbes Sera, Inc.

Profit and Loss

January - December 2023

	TOTAL		
	JAN - DEC 2023	JAN - DEC 2022 (PY)	CHANGE
Travel			
Airfare	995.34		995.34
Hotels	994.96		994.96
Total Travel	**1,990.30**		**1,990.30**
Total Expenses	**$26,323.46**	**$0.00**	**$26,323.46**
NET OPERATING INCOME	**$ -26,318.46**	**$0.00**	**$ -26,318.46**
Other Expenses			
Vehicle expenses	136.74		136.74
Parking & tolls	497.00		497.00
Vehicle registration	37.48		37.48
Total Vehicle expenses	**671.22**		**671.22**
Total Other Expenses	**$671.22**	**$0.00**	**$671.22**
NET OTHER INCOME	**$ -671.22**	**$0.00**	**$ -671.22**
NET INCOME	**$ -26,989.68**	**$0.00**	**$ -26,989.68**

Courbes Sera, Inc.

Statement of Cash Flows

January - December 2022

OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	
NET CASH INCREASE FOR PERIOD	
CASH AT END OF PERIOD	

Courbes Sera, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-21,934.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$ -21,934.60**
FINANCING ACTIVITIES	
Opening balance equity	5,420.74
Net cash provided by financing activities	**$5,420.74**
NET CASH INCREASE FOR PERIOD	**$ -16,513.86**
CASH AT END OF PERIOD	**$ -16,513.86**

Courbes Sera, Inc.

Balance Sheet

As of December 31, 2022

ASSETS

TOTAL ASSETS

LIABILITIES AND EQUITY

  Liabilities

Total Liabilities

  Equity

   Retained Earnings

   Net Income

Total Equity

TOTAL LIABILITIES AND EQUITY

Courbes Sera, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (6791) - 1	-16,318.81
Cash	-200.00
QuickBooks Checking Account	4.95
Total Bank Accounts	**$ -16,513.86**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Payments to deposit	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$ -16,513.86**
TOTAL ASSETS	**$ -16,513.86**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening balance equity	5,420.74
Retained Earnings	
Net Income	-21,934.60
Total Equity	**$ -16,513.86**
TOTAL LIABILITIES AND EQUITY	**$ -16,513.86**

Courbes Sera Inc.

Statement of Changes in Equity

For the year ending on December 31st 2023 and 2022
$USD

Courbes Sera, Inc.

Statement of Changes in Equity

For the Years Ended December 31, 2022 & 2023

Particulars	2022 ($)	2023 ($)
Opening Balance Equity	-	5,420.74
Retained Earnings (PY)	-	0.00
Net Income (Loss) for the Year	-	(21,934.60)
Total Equity at Year-End	-	(16,513.86)

Courbes Sera Inc.
Notes to the Financial Statements

For the year ending on December 31st 2023 and 2022

$USD

1. ORGANIZATION AND PURPOSE

Courbes Sera Inc. (the "Company") was incorporated on December 9th. 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.